UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                      Special Value Continuation Partners, LP
                      ------------------------------------
                                (Name of Issuer)

                     Series A Cumulative Preferred Interests
                     --------------------------------------
                         (Title of Class of Securities)

                                       N/A
                                       ---
                                 (CUSIP Number)

                                  Doug Wilson
                             301 S College St. NC0600
                              Charlotte, NC 28202
                               (704) 374-2520
                  -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 31, 2006
                                  -------------
             (Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
                                  SCHEDULE 13D
CUSIP No. -  N/A
                                                 Page 2 of 5 pages -------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Variable Funding Capital Company LLC
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [N/A]
              (b) [N/A]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              Working Capital
------------- ------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

              [N/A]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------- ----------- -----------------------------------------

NUMBER OF SHARES   7.     SOLE VOTING POWER:                 2,512.5
BENEFICIALLY
OWNED BY EACH      8.     SHARED VOTING POWER:                     0
REPORTING
PERSON WITH        9.     SOLE DISPOSITIVE POWER:            2,512.5

                  10.     SHARED DISPOSITIVE POWER:                0

------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,512.5
------------- ------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [N/A ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              37.5%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              Corporation
------------- ------------------------------------------------------------------

Item 1.  Security and Issuer

     This statement on Schedule 13D (the "Schedule 13D") relates to the Series A Cumulative Preferred Interests (the "Preferred Interests") of Special Value Continuation Fund, LLC, a Delaware limited liability company (the "Issuer"). The principal executive offices of the Issuer are located at c/o Tennenbaum Capital Partners, LLC, 2951 28th Street, Suite 1000, Santa Monica, California 90405.

Item 2.  Identity and Background

     (a) This Schedule 13D is being filed by Variable Funding Capital Company LLC, a Delaware limited liability company (the "Reporting Person").

     (b) The address of the principal business and principal office of the Reporting Person is c/o Variable Funding Capital Company LLC, 301 S College St, NC0600, Charlotte, NC 28202.

     (c) The Reporting Person's principal business is to act as an asset backed commercial paper conduit.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is organized under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the Preferred Shares for $50,250,000.00 using its working capital. As an asset backed commercial paper conduit, the Reporting Person's working capital is obtained through the issuance of commercial paper.

Item 4.  Purpose of Transaction

     The Reporting Person acquired the Preferred Interests for investment purposes.

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 2512.5 shares of Preferred Interests, representing approximately 37.5% of the outstanding Preferred Interests.

     Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any Preferred Interests.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole or power to dispose or to direct the disposition of the Preferred Interests reported hereby.

     (c) The Preferred Interests identified in Item 5(a) hereof we acquired on July 31, 2006. Except as identified in the preceding sentence, the Reporting Person has not effected any transaction in the Preferred Interests during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not applicable

Item 7.  Material to Be Filed as Exhibits

     Not applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2006


                          Variable Funding Capital Company LLC

                          By: Wachovia Capital Markets, LLC, as attorney-in-fact

                          By: /s/ Bryan McGrath
                             -----------------------------------
                             Name:   Bryan McGrath
                             Title:  Vice President